Exhibit 12

M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months to March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings	$108,372	$67,589	$389,940	$301,072	$286,228	$232,034	$183,508

Fixed Charges	$9,558	$9,072	$43,977	$27,453	$28,782	$30,844	$26,129
Earnings to Fixed Charges	11.34	7.45	8.87	10.97	9.94	7.52	7.02

Earnings:
Pretax Earnings from Continuing Operations	99,818	60,766	348,223	274,044	255,387	203,201	148,453
Add:
Fixed Charges	9,558	9,072	43,977	27,453	28,782	30,844	26,129
Less capitalized interest	(7,366)	(7,052)	(26,779)	(21,116)	(22,498)	(24,367)	(21,261)
Add amortization of previously capitalized interest	6,362	4,803	24,519	20,691	24,557	22,356	30,187

Total Earnings	108,372	67,589	389,940	301,072	286,228	232,034	183,508

Fixed Charges:
Homebuilding and corporate interest expense	0	0	0	0	0	0	0
Mortgage lending interest expense	383	570	1,967	1,822	2,666	3,115	1,906
Interest component of rent expense	1,075	796	3,897	2,812	2,253	2,177	1,615
Amortization and expensing of debt expenses (1)	734	654	11,334	1,703	1,365	1,185	1,347
Capitalized interest	7,366	7,052	26,779	21,116	22,498	24,367	21,261

Total Fixed Charges	9,558	9,072	43,977	27,453	28,782	30,844	26,129

(1)	Year Ended December 31, 2003 includes $9,315,000 of expenses related to debt redemption.